
January 5, 2024

Jeff Tuder
Chief Executive Officer
Concord Acquisition Corp III
477 Madison Avenue, 22nd Floor
New York, New York 10022

> **Re: Concord Acquisition Corp III**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 21, 2023**
> **File No. 333-275522**

Dear Jeff Tuder:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 8, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus
Certain Agreements Related to the Business Combination Agreement
PIPE Subscription Agreements; Convertible Note Financing, page 3

1. We note the disclosures that Concord III's warrants include certain down-round provisions under which their exercise price may be reduced if Concord III issues additional shares of common stock or securities convertible into or exercisable or exchangeable for shares of its common stock for capital raising purposes in connection with the closing of its initial business combination at an issue price of less than $9.20 per share and the adjustment provisions "may" be triggered by the issuance of the PIPE Shares and/or the Note Financing Shares. Please clarify and expand the disclosures here, and throughout the filing, to clearly indicate the impact the issuance of the PIPE Shares and/or the Note Financing Shares will have on Concord III's warrants.

Jeff Tuder
Concord Acquisition Corp III
January 5, 2024
Page 2

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 63</u>

2. We note your response to prior comment 8 and the revised disclosures on page 67. As noted in your response, please expand the disclosures on page 67 to clarify how the net tangible asset requirement is determined, including that the calculation gives effect to redemptions from the Trust Account, the receipt of the PIPE and convertible note financings, and other transactions contemplated to occur on the closing, including the payment of transaction expenses incurred and is performed on a pre-combination basis based solely on the assets and liabilities of Concord III and excludes the assets and liabilities of GCT. Please also revise related disclosures in the filing, including on pages 2, 99, and F-32, to be consistent the revised disclosures on page 67.

3. We note your response to prior comment 11. As previously requested, please explain to us the terms of the Public Warrants and the terms of the Private Warrants that preclude equity classification with more specificity, such as the details of the settlement terms upon a change in control or similar transactions, including how you applied the guidance in ASC 815-40-55-2 through 815-40-55-6 when analyzing the terms. In addition, please explain to us if and how you considered whether the transaction disclosed on page 184 and/or the consummation of the business combination, which appear to eliminate the dual class structure of the common shares, impact your analysis under the guidance referenced above.

4. We note the disclosure in note (2) to the table on page 68 states the number of Concord III's Class B Common Stock excludes Sponsor shares forfeited of 0, 907,412, 1,412,165, and 1,916,913 under the No Redemptions scenario, 50% Redemptions scenario, 75% Redemptions scenario, and Maximum Redemptions scenarios, respectively. Please more fully disclose and explain the terms of the forfeiture of Sponsor shares under each scenario since other disclosures throughout the filing appear to indicate that the forfeiture of the Sponsor Earnout shares will be based on the weighted average price of shares of New GCT Common Stock equaling or exceeding certain minimum share prices.

5. Refer to adjustment 2(DD) on page 76. Although expenses related to GCT are and may be accounted for as offering costs, it appears to us that the expenses related to Concord III that have not yet been incurred should be recorded as expenses in the pro forma statement of operations for the year ended December 31, 2022 instead of being recorded in equity. Please advise or revise.

6. Refer to adjustment 2(DDD) on page 76 and the current disclosures that it reflects Concord III's deferred underwriters' discount of $7 million for all scenarios and that in December 2023 Concord III negotiated a reduction of the deferred underwriters' fees from $12.1 million to $5.1 million. We note disclosures on page 46, and throughout the filing, that on December 8, 2023 Citi notified Concord III it waived its entitlement to the payment of deferred compensation in connection with its role as underwriter in Concord III's initial public offering. Please revise the disclosure here to address this inconsistency. Please also revise the disclosures that imply the adjustment is not shown in

the pro form statement of operation because it is "non-recurring" and "not related to the ongoing business" since we assume the reason it is not included the pro forma statement of operations is because the fee was initially recorded as an offering cost through equity and is being reversed.

Resignation of Citi, page 94

7.   We understand that Citi, an underwriter in your SPAC IPO, has waived the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC's current relationship with Citi. Also revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

8.   Please provide us with any correspondence between Citi and Concord III/GCT relating to Citi's resignation.

9.   Please provide us with the engagement letter between Concord III/GCT and Citi. Please disclose any ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the Company in the registration statement.

10.   Please provide us with a letter from Citi stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Citi and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Citi does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Citi withdrew from its role as IPO underwriter and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether Citi performed substantially all the work to earn its fees.

11.   Please revise your disclosure to highlight for investors that Citi's withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that Citi has been previously involved with the transaction and/or the SPAC IPO.

12.   Please describe what relationship existed between Citi and Concord III after the close of the IPO, including any financial or merger-related advisory services conducted by Citi. For example, clarify whether Citi had any role in the identification or evaluation of business combination targets.

13.   We note your disclosure stating that Citi has not been involved in the preparation and review of this proxy statement/prospectus. Tell us whether Citi was involved in the preparation of any disclosure that is included in this registration statement/prospectus, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that Citi claims no role in the SPAC's business combination transaction and whether it has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

14.   Please tell us whether you are aware of any disagreements with Citi regarding the disclosure in your registration statement/prospectus. Further, please revise your risk factor disclosure to clarify that Citi was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Citi is waiving such fees and disclaiming responsibility for this registration statement.

15.   Disclose whether Citi provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Citi was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Citi has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Intellectual Property, page 145

16.   We note your disclosure that GCT entered into a research and development agreement with Samsung in July 2020. Please file the agreement as an exhibit to the proxy statement/prospectus or please explain why you do not believe that you are required to do so.

Executive Compensation of GCT, page 147

17.   Please revise your disclosure in this section to reflect the year ended December 31, 2023. In addition, please make similar revisions to the disclosure on page 182 to the extent applicable.

Notes to Financial Statements - Concord Acquisition Corp III
Note 7 - Subsequent Events, page F-24

18.   Please address the following:
        • On page 184, you disclose in connection with the Second Extension, the Sponsor and the holders of Concord III Class B Class B Common Stock converted an aggregate of 8,624,999 shares of Concord III Class B Common Stock to shares of Concord III Class A Common Stock, and following the Class B Conversion, there was one share of Concord III Class B Common Stock outstanding, which is held by the Sponsor.

- Throughout the filing, you disclose on December 8, 2023 Citi notified Concord III it waived its entitlement to the payment of $6,999,425 of deferred compensation in connection with its role as underwriter in Concord III's initial public offering.

Based on the date of the auditors' consent, please explain to us why these events are not disclosed in the subsequent events note or revise the subsequent events note accordingly.

Exhibit Index, page II-2

19. We note that you have removed refences to a tax opinion to be filed as Exhibit 8.1. We note also your disclosure on page 109 that each of Concord III and GCT intends and expects the business combination to qualify as a reorganization within the meaning of Section 368(a) of the Code. Please have counsel file an opinion as to the tax treatment of the business combination. If counsel will be filing a short form opinion as Exhibit 8.1, please ensure that the short-form opinion and the tax disclosure in the proxy statement/prospectus both clearly state that the disclosure in the tax consequences section of the proxy statement/prospectus is the opinion of the named counsel. Refer to Section III.B.2. of Staff Legal Bulletin No. 19.

   Please contact Stephany Yang at 202-551-3167 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing